Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

The following is a news release issued by Dominion Energy on April 17, 2018:
Dominion Energy/SCANA merger could boost South Carolina economy by $18.7 billion
COLUMBIA, S.C., April 17, 2018 /PRNewswire/ -- South Carolina could see more than $18.7 billion in increased economic output from the proposed merger of Dominion Energy, Inc. (NYSE:D), with SCE&G and its corporate parent, SCANA Corporation (NYSE: SCG), according to a new study done by one of the state's leading economists.
The benefits come from Dominion Energy's plan to provide direct cash payments and lower electric rates to SCE&G electric customers as well as the additional benefits created as the cash payments and customer savings work their way into the South Carolina economy.
The study was performed by Dr. Joseph C. "Joey" Von Nessen, a research economist in the Division of Research at the Darla Moore School of Business at the University of South Carolina.
"The benefits of the Dominion Energy proposal go well beyond the immediate value of the $1.3 billion in cash payments to SCE&G electric customers," said Thomas F. Farrell, II, Dominion Energy chairman, president and chief executive officer. "The payments and the extra money in customers' pockets from the lower rates will flow into the local economy in the form of billions of dollars in increased retail sales, new jobs, added wages and business investment."
In addition to the cash payments - equal to about $1,000 for the average SCE&G electric customer - Dominion Energy proposes to reduce electric rates by about 7 percent after the merger closing. It also would absorb $1.7 billion in costs for the abandoned V.C. Summer new nuclear project and purchase a natural gas-fired power station at no cost to customers.
Farrell noted that some businesses would receive cash payments into the millions of dollars, providing funds for new capital investments. Non-profit organizations, government agencies and other electric customers also would benefit from the cash payments and lower rates.
Labor income alone is expected to increase by approximately $4.6 billion for South Carolinians. This would be the result of customer savings being spent in the local economy, boosting overall demand, and creating "additional employment opportunities associated with new contract labor, an increase in the number of hours for existing workers, and both temporary and permanent hires," the study found.
Dominion Energy previously identified more than $12 billion in customer benefits resulting from the cash payments, lower rates and reduced time customers would pay toward the abandoned nuclear project. The study takes into account that customers would then put much of the new money into the economy.
"This $18.7 billion total economic output estimate represents an economic multiplier or ripple effect of approximately 1.49," Dr. Von Nessen said. "In other words, for every $100 that is provided to Dominion/SCANA customers in savings, it is estimated that a total of $149 in new economic activity will be generated across South Carolina."

Five South Carolina counties could see economic benefits totaling more than $1 billion each. Charleston would see the greatest benefit, $4.9 billion. It is followed by Richland, $4.2 billion; Aiken, nearly $2 billion; Dorchester, $1.2 billion; and Beaufort, $1 billion. In all, the benefits would be seen in 24 counties in the state where SCE&G provides electric service. Benefits are based on the amount of electric sales in each county.

Economic Impact by County
County	Added Economic Output	County	Added Economic Output
Abbeville	$16,022,372	Fairfield	$105,450,280
Aiken	$1,966,540,844	Greenwood	$1,307,387
Allendale	$147,402,524	Hampton	$166,372,956
Bamberg	$63,546,375	Jasper	$152,810,359
Barnwell	$177,095,282	Kershaw	$5,626,104
Beaufort	$1,015,849,531	Lexington	$2,553,974,972
Berkeley	$699,123,634	McCormick	$29,512,198
Calhoun	$305,319,564	Newberry	$58,677,217
Charleston	$4,909,216,395	Orangeburg	$240,550,253
Colleton	$258,009,612	Richland	$4,226,925,205
Dorchester	$1,226,205,050	Saluda	$147,332,205
Edgefield	$214,637,699	Union	$21,265,245

Dominion Energy and SCANA are in the process of obtaining regulatory approvals for the merger. Approval has been received from the Georgia Public Service Commission and the Federal Trade Commission granted early termination of the 30-day waiting period under the federal Hart-Scott-Rodino Antitrust Improvements Act. The merger is also contingent upon approval of SCANA's shareholders; review and approval from the public service commissions of South Carolina and North Carolina; and authorization of the Nuclear Regulatory Commission and Federal Energy Regulatory Commission.
About Dominion Energy
Dominion Energy is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 26,000 megawatts of electric generation, 14,800 miles of natural gas transmission, gathering and storage pipeline, and 6,600 miles of electric transmission lines. Dominion Energy operates one of the nation's largest natural gas storage systems with approximately 1 trillion cubic feet of storage capacity and serves nearly 6 million utility and retail energy customers. For more information about Dominion Energy, visit the company's website at http://www.dominionenergy.com.
About SCANA
SCANA Corporation, headquartered in Cayce, S.C., is an energy-based holding company principally engaged, through subsidiaries, in electric and natural gas utility operations and other energy-related businesses. Information about SCANA and its businesses is available on the company's website at http://www.scana.com.

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a preliminary prospectus of Dominion Energy and a preliminary proxy statement of SCANA (the “preliminary proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus (the “definitive proxy statement/prospectus”) will be sent to SCANA’s shareholders. Investors and security holders can obtain the registration statement and the preliminary proxy statement/prospectus, and will be able to obtain the definitive proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.